UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-52765

iCoreConnect Inc.
(Exact name of registrant as specified in its charter)

529 Crown Point Road, Suite 250

Ocoee, FL 34761

(888) 810-7706

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On August 25, 2023, pursuant to the terms of the Merger Agreement and Plan of Reorganization, dated as of January 5, 2023 (as amended and supplemented to date, the “Merger Agreement”), by and between the Company, FG Merger Corp., a Delaware corporation (“FGMC”), and FG Merger Sub Inc., a Nevada corporation and a direct, wholly-owned subsidiary of FGMC (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), at which time the Company’s equity securities ceased to be publicly traded.

Pursuant to the requirements of the Securities Exchange Act of 1934, iCoreConnect Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ICORECONNECT INC.

Date: August 28, 2023	By:	/s/ Archit Shah
	Name:	Archit Shah
	Title:	Chief Financial Officer